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SECUR **15025721** ⅰION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21242

RECEIVED
AUG 2 7 2015

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___07/01/2014___ AND ENDING ___06/30/2015___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WILLIAM C. BURNSIDE & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 N VERMILION

(No. and Street)

DANVILLE, IL 61832

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRUCE R. LINDAHL - 217-443-3310

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA, INC - dba EDWARD OPPERMAN, CPA

(Name – *if individual, state last, first, middle name*)

1901 KOSSUTH STREET - LAFAYETTE, IN 47905

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____BRUCE R. LINDAHL_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____WILLIAM C. BURNSIDE & COMPANY, INC._____ , as

of _____JUNE 30_____ , 20__15___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

SUSAN JANE STRAWSER
NOTARY PUBLIC STATE OF ILLINOIS
"OFFICIAL SEAL"
My Commission Expires
May 04, 2019

_____
Signature

PRESIDENT
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WILLIAM C. BURNSIDE & COMPANY, INC.

REPORT ON AUDIT OF
FINANCIAL STATEMENTS

JUNE 30, 2015



EDWARD OPPERMAN, CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNER IN SUCCESS"

WILLIAM C. BURNSIDE & COMPANY, INC.

TABLE OF CONTENTS

_____


INDEPENDENT AUDITORS' REPORT

The Board of Directors
WILLIAM C. BURNSIDE & COMPANY, INC.
Danville, Illinois

We have audited the accompanying financial statements of WILLIAM C. BURNSIDE & COMPANY, INC., (an Illinois corporation), which comprise the statement of financial condition as of June 30, 2015, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. WILLIAM C. BURNSIDE & COMPANY, INC.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of WILLIAM C. BURNSIDE & COMPANY, INC. as of June 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Requirements and the Reconciliation between audited and unaudited net capital computation reports have been subjected to audit procedures performed in conjunction with the audit of WILLIAM C. BURNSIDE & COMPANY, INC.'s financial statements. The supplemental information is the responsibility of WILLIAM C. BURNSIDE & COMPANY, INC.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
AUGUST 17, 2015

WILLIAM C. BURNSIDE & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF JUNE 30, 2015

CURRENT ASSETS

Cash and cash equivalents	$	103,047
Cash with clearing organization		41,657
		144,704

OTHER ASSETS

Commission receivable	797
Investment in subsidiary	5,000
Securities owned, at fair value	9,500
Prepaid expenses	7,900
Property and equipment, net of accumulated depreciation of $55,028	-
TOTAL OTHER ASSETS	23,197
TOTAL ASSETS	$ 167,901

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable	$	1,038
Accrued expenses		22,123
TOTAL LIABILITIES		23,161

STOCKHOLDERS' EQUITY

Shares authorized: 1,000,000; Shares issued and outstanding: 75,000	75,000
Additional Paid In Capital	275,000
Retained Earnings	(205,260)
TOTAL STOCKHOLDERS' EQUITY	144,740
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 167,901

WILLIAM C. BURNSIDE & COMPANY, INC.

STATEMENT OF INCOME

AS OF JUNE 30, 2015

REVENUE		
Commissions and fees	$	655,471
TOTAL REVENUE		655,471
EXPENSES		
Advertising and promotions	$	5,723
Bank service fee		360
Broker education		1,567
Clearing and execution charges		28,265
Commission expense		340,360
Communications		6,393
Compensation and related benefits		214,450
Insurance		5,193
Occupancy		15,177
Office expenses		6,705
Professional fees, dues and subscriptions		25,387
Repairs and maintenance		520
Travel and entertainment		1,171
TOTAL OPERATING EXPENSES		651,271
INCOME BEFORE INCOME TAX PROVISION		4,200
Income tax provision		-
NET INCOME	$	4,200

WILLIAM C. BURNSIDE & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

AS OF JUNE 30, 2015

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at July 1, 2014	$ 75,000	$ 275,000	$ (209,460)	$ 140,540
Additional Paid In Capital	-	-	-	-
Stock Issue	-	-	-	-
Purchase of Shares	-	-	-	-
Distributions			-	-
Net Income	-	-	4,200	4,200
Balance at June 30, 2015	$ 75,000	$ 275,000	$ (205,260)	$ 144,740

WILLIAM C. BURNSIDE & COMPANY, INC.

STATEMENT OF CASH FLOWS

AS OF JUNE 30, 2015

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 4,200
Depreciation	-
(Increase) decrease in operating assets:	
Accounts receivable	129
Prepaid expenses	(1,442)
Increase (decrease) in operating liabilities:	
Accounts payable	(52)
Accrued expenses	4,454
Commissions payable	-
Income tax payable	-
Net Cash Provided by (Used in) Operating Activities	7,289

CASH FLOWS FROM INVESTING ACTIVITIES

Net Cash Provided by (Used in) Investing Activities	-

CASH FLOWS FROM FINANCING ACTIVITIES

Net Cash Provided by (Used in) Financing Activities	-

Net increase (decrease) in cash	7,289
Cash - beginning of year	137,415
Cash - end of year	$ 144,704

WILLIAM C. BURNSIDE & COMPANY, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2015

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. <u>Nature of Operations</u>—William C. Burnside & Company, Inc. (the Firm) was incorporated in the state of Illinois on September 30, 1976. The firm is registered with the Securities and Exchange Commission. The Firm's principal business activity is the sale of securities and doing business as a $50,000 broker-dealer. The Firm is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC).

The Firm does not carry security accounts for customers or perform custodial functions relating to customer securities. Accordingly, the Firm meets the exceptive provisions of Rule 15c3-3. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

b. <u>Cash Equivalents</u>—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of June 30, 2015.

c. <u>Use of Estimates</u>—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. <u>Concentrations of Credit Risk</u>—The Firm places its cash in accounts with a local financial institution, and money market accounts. At times, such accounts may be in excess of FDIC insured limits. The Firm did not have amounts in excess of insured limits for this year.

e. <u>Accounts Receivable</u>—Accounts Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers accounts receivable to be fully collectible. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. <u>Property, Plant, Equipment and Depreciation</u>—Property and equipment directly owned by the Firm are carried at cost, less accumulated depreciation using accelerated methods of depreciation. Depreciation expense amounted to $0 for the period ended June 30, 2015. When property or equipment are sold or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is recorded in operations. Expenditures for maintenance and repairs are expensed when incurred. Expenditures that result in the enhancement of the value of the properties involved are treated as additions to plant and equipment.

g. <u>Advertising</u>—The Firm's advertising costs are expensed as incurred. During the period under audit advertising costs of $5,723 were incurred.

h. <u>Marketable Securities</u>—The Firm reports its marketable securities as trading securities and are recorded at fair value. Fair value is determined by closing market price at June 30 which falls in the Level 1 hierarchy level as described in SFAS 157 *Fair Value Measurements*. Realized and unrealized gains and losses are recorded in current earnings.

WILLIAM C. BURNSIDE & COMPANY, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2015

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    i.   Operating Leases—The Firm leases various office equipment through operating leases on a month to month basis. No future minimum payments are required.

NOTE 2: INVESTMENT SECURITIES

At June 30, 2015, securities are stated at current market value. The resulting difference between cost and market is included in income.

NOTE 3: RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers. At June 30, 2015 there were receivables of $926 and payables of $0 accrued.

NOTE 4: INCOME TAX EXPENSE

The Firm with the consent of its stockholders, has elected under the Internal Revenue Code to be taxed as an C Corporation. Income taxes are provided for the tax effects of transaction reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for the differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for any operating loss carry forwards, charitable contribution carry forwards, and tax credit carry forwards that are available to offset future income taxes.

NOTE 5: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $50,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. As of June 30, 2015, net capital as defined by the rules, equaled $125,413. The ratio of aggregate indebtedness to net capital was 18.47%. Net capital in excess of the minimum required was $75,413.

NOTE 6: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

WILLIAM C. BURNSIDE & COMPANY, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2015

_____

NOTE 7: FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement." SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements. In February 2008, the FASB released FASB Staff Position (FSP) 157-2, "Effective Date of FASB Statement No. 157," which delayed the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Firm adopted SFAS No. 157 for financial assets and liabilities during the year ended June 30, 2009.

SFAS No. 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy required that the Firm maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair values are as follows:

- Level 1 - Quoted prices in active markets for identical assets or liabilities.

- Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices or similar assets and liabilities in active markets, similar assets and liabilities in markets that are not active or can be corroborated by observable market data.

- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flows methodologies and similar techniques that use significant unobservable inputs.

NOTE 8: COMMON STOCK

The Firm has one class of common stock that has equal rights, preferences, qualifications, limitations and restrictions. All of the stock is no par value.

The following summarizes the Firm's share of common stock at June 30, 2015:

Authorized Shares:	1,000,000
Issued Shares:	75,000
Outstanding Shares:	75,000

NOTE 9: INCOME TAXES

At June 30, 2015, the provision for income taxes consists of the following components:

	EXPENSE	OVERPAYMENT
Federal	$ 0	$2,155
State	$ 0	$1,220

Tax years ending after June 30, 2011, remain subject to examination by taxing jurisdictions.

NOTE 10: CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $0 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. None of this amount represents customer funds.

_____

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENT

WILLIAM C. BURNSIDE & COMPANY, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2015

NOTE 11: FAIR VALUE MEASUREMENTS

As of June 30, 2015, the Firm held certain financial assets and liabilities that are required to be measured at fair value on a recurring basis. The following table presents information on these assets and liabilities as well as the fair value hierarchy used to determine their fair value:

	Level 1: Quoted Prices in Active Markets for Identical Assets	Total Fair Value at June 30, 2015
AS OF JUNE 30, 2015		
Cash and cash equivalents	$ 103,047	$ 103,047
Cash with clearing organization	41,657	41,657
United States Treasury bills	9,500	9,500
TOTAL ASSETS	$ 154,204	$ 154,204

NOTE 12: COMMITMENTS AND CONTINGENCIES

On January 25, 2002, the Firm entered into an agreement with Southwest Securities, Inc. (SWS) whereby SWS, Inc. will execute and clear securities transactions for the Firm on a fully disclosed basis. The original term of the agreement was for one year and is automatically renewable until written notice of termination is given 30 days prior to termination date. Under the terms of the agreement, the Firm is prohibited from entering into a similar agreement with another broker/dealer without prior approval from SWS. The Firm has deposited $10,000 with SWS to assure the Firm's performance under the agreement. This amount is included in "Cash and Cash Equivalents" on the statement of financial condition.

NOTE 13: RECONCILIATION PURSUANT TO RULE 17A-5(D)(4)

There were no material reconciling items between the June 30, 2015 unaudited FOCUS report and this audit, in the computation of Net Capital under Rule 15c3-1.

NOTE 14: EXEMPTION UNDER RULE 15c3-3

The Firm claims an exemption under Rule 15c3-3 in accordance with the provisions of paragraph (k) (2) (i) "Special Account for the Exclusive Benefit of Customers" maintained. During the year ended June 30, 2015 there are no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provisions, and thus is exempt from the provisions of Rule 15c3-3.


INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION

The Board of Directors
WILLIAM C. BURNSIDE & COMPANY, INC.
Danville, Illinois

We have audited the financial statements of WILLIAM C. BURNSIDE & COMPANY, INC. as of and for the year ended June 30, 2015, and our report thereon dated August 17, 2015, which expressed an unmodified opinion on those financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained as, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

SHEDJAMA, INC,
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
AUGUST 17, 2015

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENT

WILLIAM C. BURNSIDE & COMPANY, INC.

COMPUTATION OF NET CAPITAL REQUIREMENTS

AS OF JUNE 30, 2015

Total ownership equity from Statement of Financial Condition	$	144,740
less nonallowable assets from Statement of Financial Condition		(18,446)
Net capital before haircuts on securities positions	$	126,294
Haircuts on securities		(881)
Net Capital	$	125,413
Aggregate Indebtedness		23,161
Net capital required based on aggregate indebtedness (6-2/3%)		1,545

Computation of Basic Net Capital Requirement

Minimum net capital required	$	50,000
Excess Net Capital	$	75,413
Total aggregate indebtedness	$	23,161
(A) - 10% of total aggreate indebteness	$	2,316
(B) - 120% of minimum net capital requirement	$	60,000
Net Capital less the greater of (A) or (B)	$	65,413
Percentage of Aggregate Indebtedness to Net Capital		18.47%


INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

The Board of Directors
WILLIAM C. BURNSIDE & COMPANY, INC.
Danville, Illinois

In planning and performing our audit of the financial statements of WILLIAM C. BURNSIDE & COMPANY, INC. as of and for the year ended June 30, 2015, in accordance with auditing standards generally accepted in the United States of America, we considered WILLIAM C. BURNSIDE & COMPANY, INC..'s internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of WILLIAM C. BURNSIDE & COMPANY, INC.s' internal control. Accordingly, we do not express an opinion on the effectiveness of WILLIAM C. BURNSIDE & COMPANY, INC. internal control. Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by WILLIAM C. BURNSIDE & COMPANY, INC., including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the provisions of Rule 15c3-3. Because WILLIAM C. BURNSIDE & COMPANY, INC. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of WILLIAM C. BURNSIDE & COMPANY, INC. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that WILLIAM C. BURNSIDE & COMPANY, INC.'s practices and procedures, as described in the second paragraph of this report, were adequate at August 17, 2015, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
AUGUST 17, 2015


The Board of Directors
WILLIAM C. BURNSIDE & COMPANY, INC.
Danville, Illinois

Reference: Reconciliation between the audited computation of net capital and the broker dealer's
               unaudited net capital computation as reported on the June 30, 2013 Part 11A filing.

Conclusion: There were no material differences between the audited and unaudited net capital
               computation.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
AUGUST 17, 2015

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENT


Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors
WILLIAM C. BURNSIDE & COMPANY, INC.
Danville, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2011 to June 30, 2013, which were agreed to by William C. Burnside & Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating William C. Burnside & Company, Inc's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). William C. Burnside & Company, Inc's management is responsible for William C. Burnside & Company, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended June 30, 2012 less revenues reported on the FOCUS reports for the period from January 1, 2013 to March 31, 2013, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2011 to June 30, 2015 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
AUGUST 17, 2015

Exemption Statement
pursuant to SEA rule 17a-5(d)(4)
with regard to SEA rule 15c-3-3(k)

William C. Burnside and Company, Inc. (CRD 6400 and SEC file 8-21242) is a $50,000 minimum net capital non carrying, non clearing broker/dealer and is exempt from reserve requirements, with exemptions, pursuant to rules 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii) authorized and approved in its membership contract with FINRA.

Exception Report
pursuant to SEA rule 15c3-3(k)
regarding paragraph (d)(4)(iii)

It is to the best knowledge and belief that William C. Burnside and Company, Inc. has met the exemption provisions of SEA rule 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii) throughout the past fiscal year ending June 30, 2015 without exception.

Bruce R. Lindahl
President



CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
WILLIAM C. BURNSIDE & COMPANY, INC.
Danville, Illinois

We have examined WILLIAM C. BURNSIDE & COMPANY, INC.'s statements, included in the accompanying Exemption Report, that (1) WILLIAM C. BURNSIDE & COMPANY, INC.'s internal control over compliance was effective during the most recent fiscal year ended June 30, 2015; (2) WILLIAM C. BURNSIDE & COMPANY, INC.'s internal control over compliance was effective as of June 30, 2015; (3) WILLIAM C. BURNSIDE & COMPANY, INC.. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of **August 17, 2015**; and (4) the information used to state that WILLIAM C. BURNSIDE & COMPANY, INC. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from WILLIAM C. BURNSIDE & COMPANY, INC.'s books and records. WILLIAM C. BURNSIDE & COMPANY, INC.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing WILLIAM C. BURNSIDE & COMPANY, INC. with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, that requires account statements to be sent to the customers of WILLIAM C. BURNSIDE & COMPANY, INC. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on WILLIAM C. BURNSIDE & COMPANY, INC.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether WILLIAM C. BURNSIDE & COMPANY, INC.'s internal control over compliance was effective as of and during the most recent fiscal year ended June 30, 2015; WILLIAM C. BURNSIDE & COMPANY, INC.. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2015; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2015 was derived from WILLIAM C. BURNSIDE & COMPANY, INC.'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating WILLIAM C. BURNISDE & COMPANY, INC.'s compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from WILLIAM C. BURNSIDE & COMPANY, INC.'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, WILLIAM C. BURNSIDE & COMPANY, INC.'s statements referred to above are fairly stated, in all material respects.

Sincerely,

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
AUGUST 17, 2015

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENT